Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-177984)

LAN INFORMS REGARDING EXERCISE OF APPRAISAL RIGHTS

Santiago, Chile, January 23, 2012 –Today, LAN Airlines S.A. (“LAN”) (NYSE: LFL/ IPSA: LAN) announced that shareholders representing 7,237 ordinary shares of the company, equivalent to 0.00213% of total LAN shares issued and outstanding as of December 15, 2011, exercised their appraisal rights as a result of the agreements reached at the Extraordinary General Shareholders’ Meeting held on December 21, 2011.

As previously informed, this Extraordinary General Shareholders’ Meeting was held to approve the merger of LAN with Sister Holdco S.A. and Holdco II S.A., two special purpose companies created exclusively for purposes of the merger between LAN and TAM S.A. (“TAM”), where shares of TAM will be held, directly or indirectly, prior to their consolidation into LAN, and where LAN will be the surviving entity.

As informed by LAN pursuant to the hecho esencial (material fact) dated January 19, 2011 and in view of the conditions approved by LAN’s shareholders in the above-mentioned shareholders’ meeting to which the effectiveness of the merger is subject to, the shares for which appraisal rights were exercised represent a percentage substantially below the 2.5% threshold of total LAN shares, and thus this condition, among those approved by the shareholders’ meeting, has been fulfilled.

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The company and its affiliates serve over 100 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various code share agreements. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean, Ecuadorian and Colombian domestic markets.

Currently, LAN Airlines and its affiliates operate 135 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years. For more information please visit www.lan.comor www.oneworldalliance.com

Forward-Looking Statements

This website contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

CONTACTS IN CHILE		CONTACTS IN NEW YORK
LAN Airlines S.A.		i-advize Corporate Communications, Inc.
Investor Relations	María Barona / Pete Majeski
investor.relations@lan.com		lan@i-advize.com
Tel: (56-2) 565-8785		Tel: (212) 406-3690 1

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.